Exhibit 99.1

Sapiens is Pursuing a Public Offering in Israel of additional Series B Non-Convertible Debentures

Holon, Israel – June 1, 2020 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry with a growing presence in the financial services sector, announced today that it is pursuing a public offering in Israel of additional Series B non-convertible debentures.

Sapiens reported today to the Israel Securities Authority (“ISA”) and the Tel-Aviv Stock Exchange (“TASE”) that the Company is pursuing a public offering in Israel of additional Series B non-convertible debentures of the same series issued by Sapiens in 2017 for an aggregate amount of up to $60 million (the “Debentures”) pursuant to a shelf prospectus filed by Sapiens in September 2017. The Debentures will mimic the terms of the currently outstanding debentures, issued in Israel in September 2017. If offered, the Debentures will be denominated in NIS linked to the U.S. dollar.

Roni Al-Dor, President and CEO of Sapiens, said: “The funds to be raised through the issuance of the additional debentures will improve our financial flexibility and strengthen our balance sheet during these challenging times, when the effects of the COV-19 epidemic remain unclear. These funds will be used to replace a short term bank loan with long term debentures and provide additional capital to support our development needs, and will allow us to pursue potential M&A opportunities”.

Further, Standard & Poor’s Global Ratings Maalot Ltd. (“Maalot”), has published on June 1, 2020 a rating report regarding the Company. In its report, Maalot reaffirmed the Company’s ilA+ stable rating to support the potential offering of the Debentures. In its report, Maalot referred to the uncertainty surrounding the continued effects of the COV-19 epidemic on the global economy.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 500 financial services organizations. The Sapiens team of approximately 3,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

No Offering in U.S.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act or an exemption from the registration requirements thereunder. Any offering of securities pursuant to the Israeli shelf prospectus filed by Sapiens and any supplemental shelf offering report will be made only in Israel to residents of Israel, will not be registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

Forward Looking Statement

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. Factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things, the duration of the global COVID-19 pandemic, which, if extensive, may continue to impact, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investor and Media Contact

Kim Rogers | Hayden IR

Sapiens International

Mobile: +1 541 904 5075

Phone: + 1 385 831 7337

Email: SPNS@haydenir.com